UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Pricing and Closing of $6 Million Best Efforts Offering

On April 15, 2026, TJGC Group Limited (Nasdaq: TJGC), a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers party thereto. Pursuant to the Purchase Agreement, the Company agreed to issue and sell an aggregate of 15,000,000 ordinary shares, no par value per share (the “Shares”), at a purchase price of US$0.40 per Share, for aggregate gross proceeds of US$6,000,000 (the “Offering”). The Purchase Agreement contains customary representations, warranties and agreements of the Company and the purchasers and customary indemnification rights and obligations of the parties.

In connection with the Offering, on April 15, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Eddid Securities USA Inc., as placement agent in connection with the Offering (the “Placement Agent”). The Placement Agent acted on a “reasonable best efforts” basis. The Company paid the Placement Agent a cash fee equal to 4% of the aggregate gross proceeds raised in the Offering.

The Company’s directors, officers, and shareholders holding at least ten percent (10%) of the Company’s outstanding ordinary shares have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 30 days following the closing date of the Offering without the prior written consent of the Placement Agent, subject to certain exceptions.

The Shares were offered pursuant to the Registration Statement on Form F-1 (File No. 333-294243), which was declared effective by the Securities and Exchange Commission on March 30, 2026.

The closing of the Offering occurred on April 16, 2026. The Company received net proceeds of approximately US$5,435,772, after deducting the estimated offering expenses payable by the Company, including the placement agent fees. The Company intends to use the net proceeds from the Offering primarily for investment in artificial intelligence research and development and product enhancement, market expansion and strategic partnerships, and working capital and general corporate purposes.

The foregoing summaries of the Purchase Agreement, the Placement Agency Agreement, and the lock-up agreements do not purport to be complete and are subject to, and qualified in their entirety by, the forms of such documents, which are filed as exhibits 10.1, 10.2 and 10.3 to this Report on Form 6-K, which are incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Lock-Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2026	TJGC GROUP LIMITED

	By:	/s/ Bin Guo
Bin Guo
Chief Executive Officer

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